Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: May 20, 2021

The following is a press release issued by Canadian Pacific Railway Limited on May 20, 2021.

Release:     May 20, 2021

CP Calls on KCS Board to Reject CN’s Anti-Competitive Proposal

CP Reaffirms its Commitment to Only True End-to-End and Pro-Competition Combination

Letter Outlines Heightened Regulatory Risk with CN Proposal; Only CP-KCS is in Public Interest and Achievable

May 20, 2021 – CALGARY – Today, Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced that it sent a letter to Kansas City Southern’s (“KCS”) Board of Directors calling on them to reject Canadian National’s (“CN”) proposal in light of intervening events and reaffirming its commitment to the pro-competitive CP-KCS combination and the achievable, compelling value under the pre-existing merger agreement.

The full text of the May 20, 2021 letter is below:

Board of Directors

c/o Pat Ottensmeyer

Kansas City Southern

427 West 12th Street

Kansas City, Missouri 64105

Dear Members of the Kansas City Southern (“KCS”) Board of Directors:

On behalf of Canadian Pacific Railway Limited (“CP”), I am writing in response to the notice KCS delivered to CP on May 13, 2021, regarding the KCS Board’s determination that the revised proposal received from Canadian National (“CN”) that day (the “Revised CN Proposal”) constitutes a “Company Superior Proposal” (as such term is defined in our Agreement and Plan of Merger, dated March 21, 2021 (the “CP-KCS Merger Agreement”).

Since the KCS Board received CN’s initial unsolicited proposal on April 20, 2021, CP has been supportive and understanding of the KCS Board’s need to fulfill its fiduciary duties to its shareholders and to better understand what CN was purporting to offer. However, as you know, CP has always believed that CN’s proposal is illusory and simply an attempt to dismantle the unique, pro-competitive deal that CP and KCS have agreed upon, a deal which provides compelling short-term and long-term value for our shareholders—value that is actually achievable. While we respectfully disagreed with the KCS Board’s decision last week to deem the Revised CN Proposal a Company Superior Proposal, we could understand how the KCS Board might come to that decision given its fiduciary duties. Nevertheless, we have remained confident that the Surface Transportation Board (the “STB”) would ultimately reject CN’s proposal to use a voting trust, given that allowing CN to close into trust would not be in the public interest.

Not surprisingly, in the four days following the KCS Board’s receipt of the Revised CN Proposal, a number of things have happened which, we believe, should lead you to conclude that the Revised CN Proposal is not a “superior proposal” as defined in our merger agreement. I am referring, of course, to (1) the Department of Justice’s (“DOJ”) comment publicly filed with the STB on May 14 (the “DOJ Comment”), and (2) the STB’s decision on May 17 to apply the more stringent 2001 merger rules to CN’s proposal to acquire KCS and CN’s effort to obtain approval to use a voting trust (the “May 17 Decision”).

The STB’s May 17 Decision follows the DOJ Comment, which stated that “[CN’s] proposed acquisition raises sufficient competition concerns on first blush that [sic] CN should be prohibited from using a voting trust.” The dangers to competition posed by a CN-KCS transaction, which are in stark contrast to the end-to-end nature of a CP-KCS transaction, include “the potential elimination of direct, ‘parallel’ competition on routes served by both railroads, for example between Baton Rouge and New Orleans.” The DOJ further noted concerns relating to the potential elimination of “parallel lines that do not presently serve the same origin-destination pairs”, which the STB explained “may be used to compete to attract ‘build outs’ from a shipper served by one railroad to the network of the other, for example on north-south routes through much of Mississippi.”

In addition to citing the DOJ Comment for the statement that such “threats to competition would be present immediately after the CN voting trust is consummated,” in the May 17 Decision, the STB made a number of key statements regarding its views on CN’s proposed transaction, including:

•

That CN’s proposed transaction “poses issues that the current merger rules were designed to address, namely the potential competitive impacts of a merged entity with some degree of overlapping routes and presently existing direct competition—characteristics that would appear to pertain to the CN and KCS systems.”

•

That “while CN contends that there is ‘no cause for concern’ as to whether a sale out of divestiture would ‘harm CN’s financial integrity,’ the level of debt being utilized by CN to fund the proposed merger, as well as the substantial premium CN has offered for KCS, call this assumption into question.”

•	That “use of a voting trust is a privilege, not a right.”

•	That voting trusts “should be available only for those rare occasions when their use would be beneficial.”

•	And lastly, that the STB “expects to take a more cautious approach to a voting trust here.”

The May 17 Decision shows that the STB views CN’s proposed voting trust through the same lens as the DOJ—as a threat to competition in the railroad industry and a threat to the public interest. The fact that the STB chose to affirmatively express these views in the May 17 Decision (rather than simply denying CN’s motion for approval of its voting trust agreement on the available procedural grounds of incompleteness) also sends a clear signal on the STB’s stance should CN move forward with renewing its motion for approval to use a voting trust.

On the basis of these recent events, which have triggered significantly increased stakeholder opposition, we believe that the KCS Board has a clear path to conclude that the level of risk surrounding a CN-KCS transaction and CN’s ability to close into voting trust are too high in order for the Revised CN Proposal to continue to constitute a Company Superior Proposal. Recently one of CN’s largest shareholders, TCI, also came out publicly to say that CN’s proposal is unlikely to receive regulatory approval and to recommend to CN that “it is time to end this ill-advised misadventure.”

As we have been saying from the start, CN’s proposal is illusory, and the KCS Board, in fulfilling its duties to its shareholders to explore the proposal, has helped shine additional light on this fact. We respectfully believe there is no longer any basis to terminate the CP-KCS Merger Agreement. The best way for the KCS Board to fulfill its fiduciary duties in light of recent developments would be to continue to pursue the CP-KCS combination, which already has the benefit of STB approval to use a voting trust.

Respectfully, we feel it would be destructive to our mutual interests to engage in a bidding war in reaction to CN’s illusory offer, particularly where our existing CP-KCS Merger Agreement provides KCS’s shareholders with a significant premium. We look forward to closing this chapter on the CN proposal and continuing to work together towards our common goal to complete the CP-KCS combination, the only viable Class 1 merger, which will be transformational and creates meaningful and compelling immediate short and long-term value serving the best interests of our respective customers, stakeholders and the North American economy.

As you know, this is a unique opportunity to bring together the two best performing Class 1 railroads for the past three years on a revenue growth basis. Our similar cultures, shared focus on safety and collective commitment to providing significant positive impacts for our respective employees, customers, communities, and shareholders has not changed. This end-to-end combination, with a focus on growth, also ensures the viability of KCS’s full network going forward, without the need to address issues related to overlap. Bringing together our two railroads, that have been keenly focused on providing quality service to customers, will unlock the full potential of our networks and our people.

On a personal note, I have never been more excited about this combination. I am ready to work tirelessly for our shared interests in the years ahead – and I believe I have a lot of years left. CP’s proven track record of performance and its record as the safest Class 1 railroad for 15 consecutive years will serve KCS well. We will, in turn, benefit from your leadership and expertise as we grow sustainably, together.

In closing, we are excited about this once-in-a lifetime partnership and remain committed to everything this opportunity presents. These two companies have long, proud histories and an even brighter future, together.

Respectfully yours,

Keith Creel

President and Chief Executive Officer

Canadian Pacific

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release includes certain forward-looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the pending share split of CP’s issued and outstanding common shares; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this webpage is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific (TSX: CP) (NYSE: CP) is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.sec.gov and www.investors.kcsouthern.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.

Contacts:

Media

Alert_MediaRelations@cpr.ca

Investment Community

Chris De Bruyn

Tel: 403-319-3591

investor@cpr.ca